UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68978

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kiski Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 7th Avenue, 5th Floor

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn (281) 367-0380

 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC

(Name – if individual, state last, first, middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nunn _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Kiski Securities LLC _____ , as

of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



W. M. BERRY, JR.
ID #617522
My Commission Expires
October 01, 2023

_____
Notary Public

_____
Signature

FINOP/CFO _____

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kiski Securities, LLC

Table of Contents

December 31, 2019



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Kiski Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kiski Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kiski Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kiski Securities, LLC's management. Our responsibility is to express an opinion on Kiski Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kiski Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Kiski Securities, LLC's financial statements. The supplemental information is the responsibility of Kiski Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

McBee & Co., PC

We have served as Kiski Securities, LLC's auditor since 2014.
Dallas, Texas
February 14, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

Kiski Securities, LLC

Statement of Financial Condition

as of December 31, 2019

ASSETS

Cash and Cash Equivalents	$	27,096
Prepaid Expenses		393
TOTAL ASSETS	**$**	**27,489**

LIABILITIES AND MEMBER'S EQUITY

Affiliate Payable (Note 8)	$	6,330
TOTAL LIABILITIES		**6,330**
MEMBER'S EQUITY		**21,159**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**27,489**

Kiski Securities, LLC

Statement of Operations

for the Year Ended December 31, 2019

REVENUE		
Placement Agent Fee Income		**$**
	TOTAL REVENUE	
EXPENSES		
Professional Fees and Regulatory Expenses		**111,629**
General and Administrative (Note 8)		**14,903**
	TOTAL EXPENSES	**126,532**
NET LOSS		**$ (126,532)**

See Notes to Financial Statements

Kiski Securities, LLC

Statement of Changes in Member's Equity

for the Year Ended December 31, 2019

MEMBER'S EQUITY, BEGINNING OF YEAR	$	**22,306**
Capital Contributions		**125,385**
Net Loss		**(126,532)**
MEMBER'S EQUITY, END OF YEAR	$	**21,159**

Kiski Securities, LLC

Statement of Cash Flows

for the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net Loss	$ (126,532)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Non-cash Member Contributions for Professional Fees and Regulatory Contributions	7,385
Change in operating assets and liabilities:	
Decrease in prepaids	7,507
Decrease in payables	(7,250)
Increase in affiliate payables	5,275
Total adjustments	12,917
Net Cash Used in Operating Activities	(113,615)
Cash Flows from Financing Activities	
Member contributions	118,000
Net Cash Provided by Financing Activities	118,000
Net Decrease in Cash and Cash Equivalents	4,385
Beginning of Period	22,711
End of Period	$ 27,096
Supplemental Cash Flow Information	
Non-cash Activity:	
Intercompany Payables Converted to Member Contributions	$ 7,385

See Notes to Financial Statements

Kiski Securities, LLC

Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Kiski Securities, LLC (the "Company') was incorporated in Delaware, in 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in New York, New York. The Company is a wholly-owned subsidiary of Kiski Group, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises raising capital for hedge funds via private placements and assisting a Qualified Institutional buyer and a fund manager in forming a new investment vehicle.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company has evaluated events that have occurred subsequent to December 31, 2019, and through February 14, 2020, the date the report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Placement and Success Fees are recorded in accordance with terms of the respective agreements.

Revenue from Contracts with Customers

Performance Obligations: Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Private Placement: Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Placement fees are recognized upon completion of a deal and are generally classified as Commission Income.

Fair Value of Financial Instruments

Cash, prepaid expenses and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation

of the individual members of the parent. The Company is subject to state income tax. The Company has not recorded provisions for estimated New York margin taxes for the year ended December 31, 2019, as they are insignificant.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2019, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $20,766 which was $15,766 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.30 to 1 for December 31, 2019.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

4. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2019, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations; the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Parent provides certain office and administrative services to the Company. In return, the Company pays the Parent a monthly common sharing cost allocation fee. For the year ended December 31, 2019, the Company incurred allocation fees to the Parent of approximately $13,000, which are reflected in general and administrative expenses in the accompanying statement of operations. The existence of this

association creates operating results and a financial position significantly different than if the companies were autonomous.

9. EXEMPTION FROM RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2019 and for the period from January 1, 2020 to February 14, 2020, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

Kiski Securities, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2019

COMPUTATION OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$	**21,159**
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		**21,159**
Deductions and/or charges:		
Non-allowable assets		**393**
Other assets		
Net capital before haircuts on securities positions		**20,766**
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)		
Net Capital	$	**20,766**

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Related Party Payable	$	**6,330**
Total Aggregate Indebtedness	$	**6,330**

Kiski Securities, LLC

Schedule I, Continued
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	422
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$	5,000
Excess Net Capital	$	15,766
Excess Net Capital at 1000%	$	14,766
Ratio: Aggregate Indebtedness to Net Capital		0.30 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2019 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Kiski Securities, LLC.

Kiski Securities, LLC

Schedule II
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2019

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Kiski Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kiski Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kiski Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Kiski Securities, LLC stated that Kiski Securities, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2019, without exception. Kiski Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kiski Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co.

McBee & Co., PC
Dallas, Texas
February 14, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

Kiski Securities, LLC's Exemption Report

Kiski Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Kiski Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) for the fiscal year ended December 31, 2019.

2. Kiski Securities, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2019 to December 31, 2019, without exception.

Kiski Securities, LLC

I, Richard Nunn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

CFO/FINOP

Title

February 14, 2020